EXHIBIT 99.1

Northern Dynasty comments on recent statements by President Biden regarding ‘Made in America’ and mining in the U.S.

March 15, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") comments on President Biden’s “Made in America” announcement made on Friday, March 4, 2022, and statements made at a previous event on February 22, 2022, both at The White House. All currency numbers are USD unless otherwise specified.

In his speech, President Joe Biden said, “…But we also need a resilient supply chains [sic] of our own so that we’re never at the mercy of other countries for critical goods ever again…Our manufacturing future, our economic future, our solutions to the climate crisis: They’re all going to be made in America1.”

“Global events over the past several years have demonstrated the fragility and insecurity of the global supply chain, further underscored the need for America to achieve security over important commodities, be it oil & gas or minerals such as copper, a key part of the energy transition. The Pebble Project in Southwest Alaska would help the U.S. to achieve the goal of mineral security,” said Ron Thiessen, President and CEO of Northern Dynasty. “For example, one large 10-15 MW windmill, such as found in an offshore windmill farm, uses about 50 tonnes of copper to generate electricity, including the connection to the shore 2. The U.S. imported nearly half of its 2 million tonnes of annual domestic requirements for refined copper in 2021, according to the U.S. Geological Survey3. Copper from the Pebble Project could substantially reduce this reliance on foreign suppliers, keeping the jobs, and the economic benefits, in the U.S.”

"We can't build a future that's made in America if we ourselves are dependent on China for the materials that power the products of today and tomorrow," President Biden said at a White House event on February 22, 2022, according to a Reuters report4. “Environmental protections are paramount…We have to ensure that these resources actually benefit folks in the communities where they live, not just shareholders.”

“We have made deliberate choices when designing the Pebble Project that demonstrate our commitment to protecting the environment. Just a few examples include choosing to minimize the footprint in the first 20 years to allow Northern Dynasty an opportunity to demonstrate to the public that the mine could be operated safely, in an environmentally responsible manner, and while benefitting the community economically, investing almost $600 million (total capital) into water treatment plants to ensure discharge water meets Alaska’s stringent requirements, using specially designed tailings storage facilities (“TSF”) that are a significant improvement over traditional designs because they don’t  retain water in perpetuity and not using cyanide for additional gold recovery in the Proposed Project,” Mr. Thiessen added.

The Final Environmental Impact Statement (“EIS”) for Alaska’s Pebble Project, published in 2020, describes a modern, environmentally sound mine that can co-exist with clean water and healthy fisheries. The executive summary of the Final EIS can be found on the Pebble Partnership’s website at the following link https://pebblepartnership.com/executive-summary. The Company is currently appealing a negative Record of Decision from the U.S. Army Corps of Engineers.

“Our Economic Contribution Assessment, prepared by a globally renowned, third-party expert firm and published on February 28, 2022, is available on our website. It showed that the Pebble Mine would support thousands of high-paying jobs and billions of dollars of economic activity, much of which is focused in Southwest Alaska, one of the most economically disadvantaged regions in the U.S. It would also help the U.S. reduce its reliance on foreign suppliers of copper and other metals,” Mr. Thiessen added. “For example, the annual State taxes during construction are expected to be $30 million, State royalties and taxes of $126 million per year, and Lake and Penn Borough severance taxes of $25 million per year.  Then there is the Pebble Performance Dividend which will pay out $3 million per year during construction and capital recovery and projected at $11 million annually or $2,175 per person if all eligible people were enrolled, during operating years.”

More information on the Economic Contribution Assessment study can be found on the Company’s website at the following link: https://www.northerndynastyminerals.com/responsible-mining/economic-benefits/.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) statements on the economic contribution of the Pebble Project to the Alaskan and United States economies, which are based on the Company’s 2021 preliminary economic assessment of the Pebble Project (the “2021 PEA”) which is preliminary in nature, (ii) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the USACE, (iii) the political and public support for the permitting process, (iv) the ability of the Pebble Project to ultimately secure all required federal and state permits, (v) future metals prices, including the price of copper, (vi) the right-sizing and de-risking of the Pebble Project, (vii) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (viii) exploration potential of the Pebble Project, (ix) future demand for copper and gold, (x) the potential addition of partners in the Pebble Project, (ix) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xi) the EPA’s Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and (xii) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the assumptions underlying the 2021 PEA, (ii) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses , (iii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iv) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (v) NDM will be able to establish the commercial feasibility of the Pebble Project, (vi) NDM will be able to secure the financing required to develop the Pebble Project, and (vii) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the 2021 PEA may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2020, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the nine months ended September 30, 2021, as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements and the 2021 PEA.

2

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

_____________________________________

1The full text of President Biden’s March 4, 2022 speech can be found at the following link: https://www.whitehouse.gov/briefing-room/speeches-remarks/2022/03/04/remarks-by-president-biden-on-delivering-on-made-in-america-commitments/

2 https://www.mining.com/global-wind-turbine-fleet-to-consume-over-5-5mt-of-copper-by-2028-report/

3 https://pubs.usgs.gov/periodicals/mcs2022/mcs2022-copper.pdf

4 The Reuters report of the President’s comments on February 22, 2022 can be found at the following link: https://www.reuters.com/business/energy/biden-set-tout-us-progress-critical-minerals-production-2022-02-22/

3